SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2003

                                 SkyePharma PLC
     _____________________________________________________________________
                (Translation of registrant's name into English)

            SkyePharma PLC, 105 Piccadilly, London, W1J 7NJ, England
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

________________________________________________________________________________




For Immediate Release                                             2nd April 2003


                                 SKYEPHARMA PLC


                        PRELIMINARY RESULTS ANNOUNCEMENT
                     for the year ended 31st December 2002



Financial Highlights


-    First year of profitable trading

-    Turnover up 51% to GBP70 million (2001: GBP46 million)

-    Operating profit GBP5 million (2001: operating loss GBP5 million)

-    EBITDA GBP17 million (2001: GBP3 million)

-    Net income GBP1 million (2001: net loss GBP9 million)

-    Earnings per share 0.2 pence (2001: loss per share 1.8 pence)

-    End-2002 cash GBP28 million (GBP51 million pro forma including Endo/Enzon)


Operating Highlights


-    Nine approved products, three FDA-approved delivery technologies

-    Paxil CR launched in USA; now one-third of new prescriptions

-    DepoMorphine and Propofol IDD-D licensed to Endo for North America

-    Novartis filed Foradi in USA and Europe

-    New US and European licensees for Solaraze

-    Strong pipeline: 1 filed, 2 in Phase III, 6 Phase II



Ian Gowrie-Smith, SkyePharma's executive chairman commented

"2002 was a very important year for SkyePharma. We achieved our first full year's profit on turnover up 51% to GBP70 million. With turnover expectations in the region of GBP100 million this year, we are confident of further significant growth in profitability in 2003 and thereafter. Our recently announced partnership with Endo Pharmaceuticals to market our lead products, DepoMorphine and Propofol IDD-D, reinforces our confidence in continued growth in 2004 and beyond."


For further information, please contact:
SkyePharma PLC                                       Buchanan Communications Ltd
Ian Gowrie-Smith - Executive Chairman                Tim Anderson / Nicola How
Michael Ashton - Chief Executive Officer             Tel No: 020 7466 5000
Donald Nicholson - Chief Financial Officer
Peter Laing - Director of Corporate Communications
Today on Tel No: 020 7466 5000 and thereafter on Tel No: 020 7491 1777


CHAIRMAN'S STATEMENT

SkyePharma has completed its transformation from the developmental phase to profitability. 2002 also included some major milestones in our planned transition from being a provider of contract drug delivery services to becoming a speciality pharmaceuticals company.

SkyePharma is evolving

2002 was a momentous year for SkyePharma. We achieved our first full year of profitable trading. Although previous years have seen a pattern of declining losses, it is gratifying to report that the commercial potential of our drug delivery technologies is now reflected in profitability.

April saw the successful US launch of Paxil CR by our partner GlaxoSmithKline. Paxil, an SSRI antidepressant, is GlaxoSmithKline's largest product, with US sales alone of GBP1.4 billion in 2002. Paxil CR uses our proprietary GeoMatrix technology to reduce gastrointestinal side-effects, a well-recognised problem with this class of drug. Improved tolerability means a higher proportion of patients remain on therapy. By the end of the year, Paxil CR accounted for over 30% of all new Paxil prescriptions, an initial growth rate that exceeded our own estimates. The successful commercialisation of an improved version of a major product such as Paxil CR strongly validates our oral delivery technology and enhances SkyePharma's credibility in the global pharmaceutical marketplace.

Our portfolio of launched products is expanding...

Successful as Paxil CR is proving to be, it is important to emphasise the growing strength and breadth of SkyePharma's product portfolio. There are now nine approved products, validating three of our five delivery technology platforms. Marketed products include Xatral OD, a once daily version of Sanofi-Synthelabo's Xatral, used to treat the urinary symptoms of benign prostatic hypertrophy. Xatral OD is currently on the market in Europe and certain other markets and is awaiting approval in the USA. Another marketed product is Solaraze, a topical gel for a common skin condition, now sold in the US and Europe. Solaraze was launched in the US in January by Quintiles Transnational Corp (Quintiles) and European marketing rights were transferred in May to Shire Pharmaceuticals (Shire). Shire has subsequently also acquired rights for Australia and certain Pacific Rim territories. At the end of the year we transferred US rights for the injectable drug DepoCyt, a treatment for a complication of late-stage cancer, to Enzon, a partner capable of providing the focused marketing required for this product.

....and our development pipeline is also well-stocked

Over the next three years we anticipate the possible launch of four more products, each of which we believe has the potential to generate sales-related revenues that will equal or exceed that expected from Paxil CR. The four key products are our own DepoMorphine, a long-acting injectable analgesic for pain relief after surgery; a dry powder inhaler formulation of Novartis' asthma drug Foradil; our own HFA-powered, metered dose inhaler (MDI) containing the bronchodilator formoterol; and Propofol IDD-D, an improved formulation of the sedative/anaesthetic propofol. Replacing less predictable contract development and licensing revenues with sales-related revenue is central to our goal of effecting a change in the quality of our earnings that, in turn, we expect to underpin sustained and rising profitability.

At the end of the year, we licensed DepoMorphine and Propofol IDD-D to Endo Pharmaceuticals (Endo) for North America. The agreement provided us with $25 million upfront, further milestone payments of up to $95 million and a share of sales that ranges from 20% to 60%. We believe these terms validate the high potential we see for these products and justify our decision to undertake Phase III development ourselves instead of outlicensing the products at an earlier stage. We expect to submit DepoMorphine for FDA approval around the middle of this year. Propofol IDD-D, currently in Phase II, is expected to enter Phase III clinical trials by the end of 2003.

Reinforcing our delivery expertise

The acquisition of RTP Pharma Inc. (RTP), a Canadian company, brought expertise in solubilisation that complements our own techniques. We also acquired remaining rights to three topical delivery technologies from Bioglan. As part of the same transaction, we broadened our sustained-release injectable technology with Biosphere, a technology that is complementary with our own DepoFoam. This expands our ability to deliver biological drugs, an area of growing interest to the pharmaceutical and biotechnology industries. We now believe we have the broadest-available range of drug delivery technologies.

Further strategic collaborations

To meet growing interest in its delivery technologies among Japanese pharmaceutical companies, we opened a local office in Osaka. A strategic collaboration with the privately held Japanese company Kowa Company Ltd (Kowa) led to a GBP25 million purchase of a 5% equity stake in SkyePharma in June. Kowa is currently considering obtaining a 50% interest in SkyePharma's manufacturing facility in Lyon and we are also evaluating the application of SkyePharma's drug delivery technologies to Kowa's products and pipeline.

Our licensing agreement with Enzon Pharmaceuticals, Inc. (Enzon) for DepoCyt was accompanied by a broad strategic collaboration to exploit our respective delivery technologies. Enzon's proprietary PEG modification technology complements our own sustained-release injectable delivery systems, particularly in the increasingly important area of biological drugs. We look forward to working with Enzon to develop future products, which will be jointly funded by the partners.

Corporate governance issues

SkyePharma as a company is committed to being a responsible corporate citizen whose operations are conducted with the highest ethical principles and in the best interests of all stakeholders, be they shareholders, employees, customers or neighbours. You will find in this year's report a new section on corporate social responsibility matters.

During the year we appointed two new non-executive directors. David Ebsworth, chief executive of Oxford GlycoSciences and formerly chief executive of Bayer Pharmaceuticals, was appointed in April, followed in October by Torao Yamamoto, senior managing director of the pharmaceutical division of Kowa.

The current year

We believe current and future years will show a pattern of sustained profitability and significant growth. For the current year, we anticipate turnover in the region of GBP100 million. This target largely depends on the level of milestone payments we expect to receive, although these partly relate to prior year agreements. In 2003, as in prior years, our revenues are likely to remain concentrated in the latter part of the year and therefore it is possible that we may report a loss for the first half of the current year. As our pipeline of new products comes to market, we expect more predictable and regular royalty income and profit sharing progressively to replace milestone payments as our primary source of revenues.

The road ahead

We are proud to have successfully achieved our stated objective of moving into profit for the financial year 2002. Now we must build on this foundation by ensuring sustained and growing profitability. We remain committed to realising this mission through using our leading drug delivery technologies for the development and commercialisation of enhanced therapeutics, both for partners and for our own account.


Ian Gowrie-Smith
Executive Chairman



OPERATIONAL REVIEW

On the market

A key event of the year was undoubtedly the US launch of Paxil CR by our partner GlaxoSmithKline. The SSRI antidepressant Paxil (paroxetine) was GlaxoSmithKline's largest product in 2002, with US sales alone of GBP1.4 billion. Paxil CR is now marketed in the USA for treating depression and a second indication, panic disorder. Paxil CR has now been filed for another depression-related indication, social anxiety, and is currently in late-stage clinical trials for pre-menstrual dysphoric disorder (continuous usage filed, intermittent use to be filed later this year). The latter indication will be unique to Paxil CR as Paxil had never been filed for this indication. We have been gratified by the successful US launch of Paxil CR, which is rapidly displacing the older version of Paxil. By the end of February 2003, Paxil CR had captured one-third of new US prescriptions for the Paxil franchise - and no less than 7% of all new US prescriptions for SSRI antidepressants.

Our second oral product on the market is a once-daily version of Sanofi-Synthelabo's Xatral (alfuzosin), a treatment for the urinary symptoms of benign prostatic hypertrophy, a common condition affecting middle aged males. Xatral OD has now been launched throughout Europe and also in Canada and other territories in Africa, Asia and Latin America. The older multi-dose version of Xatral has now been withdrawn from the market in some areas. Our partner
Sanofi-Synthelabo reports that combined sales of both versions rose by 24% in 2002 to EUR182 million, an excellent performance considering the deceleration in the growth of the entire European pharmaceutical market last year. The older version of Xatral, which had to be taken three times a day, had never been launched in the US. Our improved version, to be known as UroXatral in the US market, was filed with the FDA in December 2000 and received an "approvable" letter in October 2001. Additional data requested by the FDA was filed by Sanofi-Synthelabo in December 2002 and we anticipate a US launch later this year. Sanofi-Synthelabo continues to invest in the development of this product with Phase III trials ongoing for a second indication, acute urinary retention.

A third oral product, re-formulated by SkyePharma for the Therabel Group, was approved by the Belgian regulatory authorities last year for local marketing. Coruno is a once-daily Geomatrix formulation of molsidomine, used to treat angina pectoris, a common symptom of coronary heart disease. Therabel estimates that sales will rise to around $40 million in several years' time, following further European launches.

DepoCyt is our first sustained-release injectable product to reach the market. It is a treatment for lymphomatous meningitis, a serious complication of the later stages of non-Hodgkin's lymphoma. DepoCyt, a long-acting formulation of the chemotherapy drug cytarabine, provides effective treatment and only needs an injection every two weeks against every two days for conventional cytarabine. A Phase IV trial is ongoing, the results of which should provide the data required to expand the indication to neoplastic meningitis associated with solid tumours, a more common form of this distressing condition. DepoCyt received FDA approval in 1999 as an orphan drug and has since been marketed in the US by Chiron Corporation. However during 2002 we decided to reacquire US product rights from Chiron and Canadian marketing rights from Paladin Labs Inc and to relicense DepoCyt to Enzon. At the end of last year Enzon paid $12 million for the North American rights to DepoCyt. We believe that Enzon, which already successfully sells one oncology product, OncasparTM, can provide the focused marketing support required for a niche product like DepoCyt. Enzon concurs with our view that the market for DepoCyt is largely under-developed. Sales of DepoCyt in North America in 2002 were around $5 million, well below the peak market potential we see of approximately $50 million. In Europe, DepoCyt was licensed to Elan Pharmaceuticals (Elan) but following recent well-publicised financial problems Elan decided not to proceed with the planned establishment of an oncology business unit. We intend to relicense DepoCyt in Europe and expect the product to be launched in the second half of the year.

Solaraze is a topical treatment for actinic keratosis, an increasingly common pre-cancerous skin condition caused by excessive exposure to the sun. Solaraze was originally licensed to Bioglan Pharma plc (Bioglan) in both the US and Europe but once Bioglan was placed in administration, marketing rights reverted to SkyePharma. We relicensed Solaraze to Quintiles in the USA which launched the product in January 2002. In Europe we relicensed Solaraze to Shire in May 2002 for GBP15 million (of which GBP2.1 million is contingent on conditions that include launch in various territories). Shire has now launched Solaraze in six countries. Shire has recently reinforced its commitment to this product by agreeing to pay up to GBP2.2 million (including milestone payments) for rights to Solaraze in Australia and certain Pacific Rim territories. The incidence of actinic keratosis is exceptionally high in Australia so we expect the results of an ongoing clinical trial in that country to be helpful in supporting marketing efforts elsewhere.

Strategic developments

In March 2002, we announced the acquisition of the outstanding 59.8% of the voting shares in RTP. This completed the acquisition we had initiated in August 2001 and described in last year's Annual Report. Under various arrangements we have issued, in total, 50 million shares with a consideration value of US$56.5 million (GBP39.4 million) including acquisition costs. RTP, a Canadian company, expands our expertise in solubilisation technology and brought a pipeline of products in development. This includes two late-stage products, the lipid-lowering agent fenofibrate, and Propofol IDD-D, a nanoparticulate formulation of the injectable anaesthetic and sedative propofol, currently in Phase II trials. We decided to develop Propofol IDD-D ourselves although North American rights have since been licensed to Endo. In order to help fund the clinical development of Propofol IDD-D and certain other projects (notably our own aerosol inhaler version of the bronchodilator formoterol), we entered into a second agreement with Paul Capital Royalty Acquisition Fund ("Paul Capital"). The details of this agreement, under which Paul Capital will provide US$30 million over the next two years in exchange for a share of future royalties on a basket of our products, are discussed in the Financial Review.

In May, Bioglan's administrators sold Bioglan AB, Bioglan's Swedish subsidiary, to the Swedish healthcare company Wilh. Sonesson. At that time we acquired the drug delivery business of Bioglan AB for GBP3.6 million in cash. This brought us full rights to several topical delivery technologies and Biosphere, a sustained-release injectable technology that complements our own DepoFoam. We had previously entered into a development and licensing agreement with Bioglan for some of these technologies in January 2001.

Finally, in January 2003 we made an investment of GBP2.0 million to acquire a 26.7% stake in Micap, a small UK company developing a novel encapsulation technology based on yeast cells. Originally developed for use in the food industry, there are several potential applications of this technology to oral and topical drug delivery, including taste-masking for unpleasant-tasting medicines. SkyePharma has an option over the pharmaceutical applications of Micap's technology.

Operational management reinforced

During the year we made some important appointments to strengthen and expand our operational management team. In January 2002, Dr Paul Wotton was appointed as Global Head of Business Development. Paul was formerly a senior executive with Eurand and Penwest and had previously worked for Merck and Abbott Laboratories. In May 2002, Steven Thornton was appointed as President of SkyePharma Inc., our US subsidiary. Steven had held management posts at Elan, Bayer Pharmaceuticals and Eli Lilly. In August Neal Fitzpatrick became Vice President of Global Marketing, coming from similar roles at Wyeth and Bristol-Myers Squibb. In addition during the year Dr Dick Jones joined us to become Senior Vice-President for Research and Development at SkyePharma Inc., after research management posts at Genentech, Liposome Technology and Matrix Pharmaceuticals, and Phil Duffy became Senior Vice-President, Operations, having previously held senior management roles in the pharmaceutical industry, most recently at Ligand Pharmaceuticals and Schein Bayer Pharmaceutical Services.

On the Way

We now have several products in late-stage clinical development that we believe have considerable commercial potential. In contrast with previous years, we have undertaken the development of two of these products, DepoMorphine and Propofol IDD-D, ourselves.

Foradil Certihaler is a new version of Novartis' asthma treatment Foradil (formoterol). We developed the multi-dose dry-powder inhaler device and also the formulation that ensures dose consistency regardless of storage conditions. Novartis filed the product with US and European regulatory authorities in December 2002, triggering a milestone payment to us. On normal approval timelines, Foradil Certihaler should reach the market in 2004. The current version of Foradil, using Novartis' own single-dose inhaler, had global sales in 2002 of $260 million. Novartis will market Foradil Certihaler in Europe but in the US the Foradil franchise is sub-licensed to Schering-Plough Corporation - a commercial decision we welcome given the latter's strong position in the US asthma market. SkyePharma will receive a royalty on product sales and will also manufacture for both parties.

DepoMorphine is our new analgesic for post-operative pain. Our sustained-release injectable technology means a single epidural injection immediately before surgery maintains a therapeutically effective level of morphine for 48 hours - the period of peak pain. Phase III trials in hip arthoplasty, lower abdominal surgery, caesarian section, knee surgery and major abdominal surgery are now complete. The double-blind placebo-controlled pivotal trial, involving 200 hip surgery patients, confirms that DepoMorphine is safe and effective and achieved its primary end-point (a reduction in demand for post-operative fentanyl, a short-acting analgesic available on demand to all patients). We expect to file DepoMorphineTM with US and European regulatory authorities in mid-year.

In December, we granted North American rights to DepoMorphine and a second product, Propofol IDD-D, to Endo. We received $25 million upfront and additional payments on achievement of milestones of up to $95 million, and our share of combined sales (out of which we will bear manufacturing costs) varies between 20% and 60%. Endo, a US speciality pharmaceutical company with a 230-strong sales force, had 2002 revenues of $399 million. In 2001 we decided to take
DepoMorphine through Phase III development ourselves (funded by a royalty-sharing agreement with Paul Capital), expecting that Phase III data would support superior licence terms. We feel that the Endo licence fully justifies this decision, with additional licences, in Europe, Japan and other territories, still to come.

Propofol IDD-D is a novel formulation of a widely used injectable anaesthetic and sedative. Our formulation will not support microbial growth, a recognised problem with current versions, and should provide uninterrupted sedation for 24 hours, making it ideal for the fast-growing intensive care market. We commenced Phase II trials last year (also funded by a royalty-sharing agreement with Paul Capital). We expect Phase III trials to start later this year. Propofol IDD-D was licensed in December to Endo for North America and FDA approval would trigger payment of over half of the $95 million contingent milestones in this agreement. We expect to license Propofol IDD-D in Europe this year.

In trials

SkyePharma has a well-stocked product pipeline, with no less than eight products currently in the early stages of clinical trials. Below we feature some of the more promising projects.

In the oral area, we are conducting clinical studies of our once-daily version of the Parkinson's disease drug Requip (ropinirole) for our partner GlaxoSmithKline. Requip is a dopamine agonist, a class of drug increasingly recommended as first-line treatment for Parkinson's, but the current version has to be taken three times a day. Our once-daily Geomatrix version is not only more convenient for patients but also leads to more consistent levels of the drug in the blood. We have now completed Phase II studies and expect to commence the Phase III trial later this year.

We are also developing an undisclosed oral product for Merck KGaA. This project, involving our controlled-release technology, has successfully completed Phase II trials and is expected to enter Phase III development later this year.

Currently we are developing two asthma drugs in metered-dose inhalers (MDIs) powered by a hydrofluoroalkane (HFA) propellant gas. These HFA-MDIs are replacing the older MDIs powered by chlorofluorocarbons (CFCs) whose use is being phased out because of the effect of CFCs on the ozone layer. However replacing CFCs with HFAs is not straightforward and requires modification of virtually every component of the MDI device and the manufacturing and filling process. The first is an HFA-MDI version of AstraZeneca's inhaled steroid Pulmicort (budesonide) for the European market. This project has completed pharmacokinetic studies and should commence Phase III pivotal trials in the second half of this year. SkyePharma is also developing an HFA-MDI version of the long-acting bronchodilator formoterol. This has now completed Phase II development and is expected to commence Phase III trials in mid-year, on track for planned filing in 2004. We anticipate selecting a suitable marketing partner this year.

DepoBupivacaine, our sustained-release injectable version of the local anaesthetic bupivacaine, is in preclinical studies in the USA. We believe that we will be able to extend the useful anaesthesia period from 12-18 hours to up to 3 days. This should make the product suitable for the control of post-operative pain in patients undergoing certain particularly painful procedures such as knee arthroscopy and facial plastic surgery. Our agreement with Endo for North American rights to DepoMorphine and Propofol IDD-D includes an option over DepoBupivacaine, on terms that will be negotiated at the conclusion of our Phase II studies.

Early-stage development

We also have many projects ongoing in our laboratories. Some of these are feasibility studies for partners, while others are projects that we may decide to develop ourselves before seeking licensees. A few examples are highlighted below.

The delivery of protein drugs is an increasingly important challenge for the pharmaceutical industry. There are already over one hundred protein or peptide drugs on the market (with many hundreds more in clinical development) and this type of drug normally cannot be given orally because proteins will not survive passage through the digestive system. However the short half-life of most protein drugs means that injections usually need to be given frequently and as injections are unpopular with patients, compliance tends to be poor. Our two sustained-release injectable technologies, DepoFoam and Biosphere, make us well-positioned to add value to currently marketed proteins and peptides and to develop new compounds. Two projects in this field were commenced during 2002. With DepoFoam, we announced a collaboration agreement with the UK company GeneMedix plc (GeneMedix) to develop a sustained-release injectable formulation of a protein drug, recombinant Interferon alpha-2b. This is used for the treatment of hepatitis C and our target is a single injection that would maintain therapeutically effective blood levels of interferon for up to 28 days. With Biosphere, we have successfully completed proof of principle studies with another protein drug, human growth hormone, and will commence clinical trials shortly.

Our 2001 strategic collaboration with Astralis Ltd (Astralis) covers the development of Psoraxine, a unique injectable treatment for psoriasis, a chronic skin disorder that affects approximately 3% of the world population. There is no approved cure for psoriasis and most approved treatments provide only temporary or incomplete relief and may also cause serious side effects. Psoraxine is a protein that stimulates cells from the patient's immune system to reverse the inflammatory process responsible for psoriasis symptoms. Astralis has completed clinical studies in Venezuela using first generation Psoraxine to treat nearly 3,000 psoriasis patients, the vast majority of whom responded positively with few side effects. We are working with Astralis to develop a second-generation product, now being produced in the USA, and to validate the promising results from Venezuela in US clinical studies that will be used for regulatory and marketing approval. Following the recent completion of toxicological studies, Astralis expects authorisation to commence US clinical trials later this year.

One of the major trends in asthma therapy in recent years has been the rapid adoption of combination therapy. Physicians have found that combining an anti-inflammatory inhaled steroid with a long-acting bronchodilator produces a synergistic effect. We have ongoing feasibility studies involving several combinations of the long-acting bronchodilator formoterol with various inhaled steroids, both in our dry-powder inhaler and metered dose aerosol versions. We would look to take the selected candidates into clinical development this year.

Conclusion

We are well-positioned to build upon our pipeline, composed of both internal projects and partnered products. We expect a growing proportion of our revenues to come from royalties from marketed products and from those that have been outlicenced but have still to reach the market. This will reduce our dependence on milestone payments, improve the quality of our earnings and underpin the company's continuing profitable growth.


Michael Ashton
Chief Executive Officer



FINANCIAL REVIEW

Turnover

Turnover for the year ended 31 December 2002 increased by 51% to GBP69.6 million, compared to GBP46.1m in 2001. This represents a cumulative annual growth of 41% since 1996.

Contract research and development revenue, increased by 45% to GBP55.4 million. Milestone payments and payments received on the signing of agreements amounted to GBP47.7 million and included revenue from Shire for the rights to market Solaraze in Europe, Endo for the US and Canadian marketing and distribution rights for DepoMorphine and Propofol IDD-D and from Enzon for the rights to DepoCyt in North America. A key milestone was also received from GlaxoSmithKline for the completion of Phase II clinical trials for Requip in November 2002. Milestone payments and payments on signing will continue to be an important component of revenue in the near term.

Manufacturing and distribution revenues increased by 15% to GBP7.4 million compared to GBP6.4 million in 2001. This comprises contract manufacturing of GBP5.4 million and SkyePharma's share of DepoCyt sales and manufacturing, which amounted to GBP2.0 million. Included in contract manufacturing revenue is some GBP1.8 million in respect of Foradil DPI for Novartis and GBP1.0 million from Kowa under our collaboration on NK-104.

Royalty income of GBP6.8 million has increased more than fourfold from GBP1.5 million in 2001 and derives principally from Paxil CR, which was launched in the US in April 2002, Xatral OD and Solaraze.

Cost of sales

Cost of sales consists of research and development expenditures, including: the costs of certain clinical trials incurred on behalf of our collaborative partners; the direct costs of contract manufacturing; direct costs of licensing arrangements and royalties payable. Cost of sales were GBP24.8 million in 2002 compared to GBP18.8 million in 2001. The resulting gross profit increased by over 64% to GBP44.7 million compared to GBP27.3 million in 2001, primarily as a result of the increased milestone payments and payments received on the signing of agreements.

Expenses

Selling, marketing and distribution expenses were GBP4.8 million, unchanged compared to 2001. Our own research and development expenses in the period increased by GBP11.4 million, or 63%, to GBP29.3 million, due to an increased expenditure on projects such as DepoMorphine, formoterol HFA, budesonide HFA and Propofol IDD-D.

Amortisation of intangible assets increased by GBP2.7 million to GBP6.5 million in 2002. This includes an increase in the amortisation charge on goodwill of GBP1.5 million relating to the acquisition of RTP and Bioglan AB. In addition there are increased amortisation charges on intellectual property in respect of DepoCyt licenses.

Other administration expenses were GBP13.7 million in 2002 compared to GBP12.2 million in 2001. The increase mainly relates to the inclusion of the administration costs of SkyePharma's new operations in Canada and Sweden and one-off charges relating to professional fees resulting from the transactions undertaken during the year.

Other operating income

In December 2000 SkyePharma signed an agreement with Paul Capital to fund the clinical development and regulatory submission of DepoMorphine in return for a sale of a portion of future royalty and revenue streams from DepoMorphine, Xatral OD, Solaraze and DepoCyt. During 2002, SkyePharma received GBP6.4 million of cash under this agreement and recognised income of GBP9.7 million in line with expenditure on the project. No royalty payments were made to Paul Capital under this agreement during the year.

In March 2002 SkyePharma signed a second agreement with Paul Capital principally to fund the clinical development of Propofol IDD-D and formoterol HFA. In return, SkyePharma has agreed to sell a portion of the potential future royalty and revenue streams from these, and seven other products from the drug pipeline to Paul Capital. SkyePharma received GBP11.6 million of cash and recognised income of GBP4.5 million on a cost to complete basis. During the year royalty payments of GBP0.7 million were made to Paul Capital under this agreement. Further details are provided in note 3; Other operating income.

Deferred income

The Directors continue to believe that the Group's revenue recognition policy is appropriate, reflecting on the one hand the appropriateness of recording revenue where costs associated with the revenue have been expensed and the deferral of revenue where there are future obligations connected with the revenue.

During 2002, the Group deferred a further net GBP6.3 million of turnover and other income under this policy, including amounts relating to the licensing agreements with Endo, Enzon and Shire, in addition to the GBP11.7 million deferred at the end of 2001. This results in a total deferral of GBP18.0 million by the end of 2002 comprising:

                                         31 December                                                  31 December
                                                2001             Received         Recognised                 2002
                                                GBPm                 GBPm               GBPm                 GBPm
Contract development
and licensing revenue                            7.0                 58.6             (55.4)                 10.2
Other operating
income                                           4.7                 17.3             (14.2)                  7.8
                                                11.7                 75.9             (69.6)                 18.0

This deferred income will be released in later years in line with the related costs or as associated obligations under the relevant contracts are satisfied.

Operating results

SkyePharma achieved its first full year profit after tax of GBP1.1 million in 2002 compared to a net loss of GBP9.5 million in 2001.

The Group also achieved a profit on ordinary activities before tax of GBP1.3 million in 2002, after a net interest payable charge of GBP3.4 million (2001:
GBP3.7 million), which compares to a loss on ordinary activities before tax of GBP9.4 million in 2001. Earnings before Interest, Tax, Depreciation and Amortisation (" EBITDA"), a commonly used performance indicator, was GBP17.3 million in 2002 compared with GBP3.4 million in 2001.

Comparing the first half of 2002 with the second half, the Group recorded an operating profit of GBP6.7 million in the second half compared to an operating loss of GBP2.0 million in the first half. The periods compare as follows:

                                                First Half            Second Half                       Year ended
                                                      2000                   2002                 31 December 2002
                                                      GBPm                   GBPm                             GBPm
Turnover                                              27.7                   41.9                             69.6
Gross Profit                                          15.4                   29.3                             44.7
Operating (Loss)/ Profit                             (2.0)                    6.7                              4.7
(Loss)/Profit before tax                             (4.0)                    5.3                              1.3


This continues a trend we have seen in previous years where there is higher income in the second half compared to the first, and we expect this trend to continue in the near term.

The acquisition of SkyePharma Canada Inc (formerly RTP Pharma Inc) in 2001 contributed revenue of GBP3.9 million in 2002, but negatively impacted the 2002 full year results by GBP1.9 million (2001: GBP0.6 million), primarily due to the amortisation of goodwill. In addition the acquisition of the drug delivery business of Bioglan AB in the first half of 2002 negatively impacted full year results for the Group by GBP1.6 million (2001: GBPnil), being primarily the operating loss of the Swedish unit.

Earnings per share for the year increased by 2.0 pence per share to 0.2 pence per share (2001: 1.8 pence loss per share). Foreign currency exchange movements did not have a material impact on the results of operations in 2002 compared with 2001.

Cash balances and cashflow

SkyePharma achieved its objective for the year of maintaining the cash neutral position it achieved in the second half of 2001. At 31 December 2002 SkyePharma had cash and short-term deposits less overdrafts ("net cash") of GBP28.1 million compared with net cash of GBP25.3 million at 31 December 2001.

However, the liquidity of the Group is significantly higher if cash receipts from the licensing deals with Endo and Enzon, signed in late December 2002 and received on 3 January 2003, are taken into account. Including these receipts net cash amounts to GBP51.0 million and represents an increase of GBP25.7 million from 31 December 2001.

In 2002 there was a net cash inflow from operating activities of GBP1.6 million for the full year, excluding the cash received from Endo and Enzon on 3 January 2003, compared to GBP5.9 million in 2001. Purchases of tangible fixed assets were GBP3.2 million and purchases of intangible assets amounted to GBP3.0 million.

During the first half of 2002 the Group purchased the drug delivery business of Bioglan AB for GBP3.6 million in cash and the assumption of GBP0.4 million of net liabilities.

Purchases of fixed asset investments were GBP6.3 million, of which GBP5.2 million was in respect of the acquisition of 750,000 Series A convertible preferred shares of Astralis Ltd and GBP1.1 million was spent on the purchase of SkyePharma shares by the SkyePharma PLC General Employee Benefit Trust for the Deferred Share Bonus Plan as part of the Group's hedging strategy.

SkyePharma received GBP26.2 million of cash during the year from the issue of Ordinary Shares. Of this GBP25.3 million was received in June 2002 following a strategic investments by Kowa, a leading Japanese company with substantial pharmaceutical interests and GBP0.9 million was received in respect of the exercise of employee share options over Ordinary Shares and 'B' Warrants. All outstanding 'B' Warrants which were not exercised lapsed on 31 December 2002.

Balance sheet

The Group balance sheet at 31 December 2002 shows shareholders' funds of GBP124.3 million (2001: GBP95.1 million). At 31 December 2002, goodwill, written off to the profit and loss account reserve amounted to GBP147.6 million (2001:
GBP152.5 million).

At 31 December 2002 SkyePharma had fixed asset investments totalling GBP19.9 million. The investments, explained more fully in note 8; Fixed Asset Investments, include Astralis Ltd, a US company, and Transition Therapeutics Inc, a Canadian company.

The Group's fixed asset investments are held in development stage pharmaceutical companies, and are held as long term investments associated with collaboration agreements or as part of SkyePharma's long-term strategy. During the last year world stock markets have experienced substantial declines, and development stage healthcare companies suffered some of the worst declines. The Board continues to review the underlying performance of the individual companies and does not believe that current market conditions provide a reliable basis for valuing these investments. The investments have therefore been carried at cost on the basis that there has been no permanent diminution in value. The Group will continue to monitor its investments and the underlying value of the companies closely.

Current asset investments include a GBP3.25 million, 5% coupon, convertible loan note from GeneMedix PLC. This has been recorded at GBP2.0 million at 31 December 2002 being the lower of cost and net realisable value assuming conversion.

At 31 December 2002 bank and other non-convertible debt amounted to GBP11.3 million (2001: GBP14.5 million) consisting principally of a GBP7.8 million
(2001: GBP7.4 million) property mortgage secured on the Swiss assets. In addition the company has 6% Convertible Bonds due 2005 of GBP58.4 million (GBP58.0 million). Net of cash and short term deposits this amounts to GBP41.6 million (2001: GBP47.2 million).

Throughout the majority of 2002, GBP30 million of the 6% Convertible Bonds were subject to an interest rate swap agreement, swapping a fixed rate obligation of 6% for a floating rate, which at 31 December 2002 was paying a floating rate of 5.75%. The swap is cancellable at the option of the fixed rate payer.

Following the US launch and first commercial sale of Paxil CR by GlaxoSmithKline in April 2002, all 12 million 'A' Deferred Shares were converted into 12 million Ordinary Shares in August 2002 with no impact on shareholders' funds.

The SkyePharma 'B' Warrants, which entitled holders to exercise ten 'B' Warrants to acquire one Ordinary Share at an effective price of 40 pence, lapsed on 31 December 2002.

Forward looking statements

The foregoing discussions contain certain forward-looking statements with respect to certain development projects, potential collaborative partnerships, results of operations and certain plans and objectives of SkyePharma. These include in particular the statements regarding potential turnover expectations in 2003, sales revenue from Paxil CR and other products, both currently marketed and under development, possible launch dates for new products and the expectation of achieving sustained profitability and continued growth.

By their nature forward-looking statements involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied. The significant risks related to SkyePharma's business are discussed in SkyePharma's SEC filings under the caption "Risk Factors".


Donald Nicholson
Finance Director



CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                                                                 Year to                 Year to
                                                                             31 December             31 December
                                                         Notes                      2002                    2001
                                                                                 GBP'000                 GBP'000
Turnover                                                   2                      69,573                  46,126
Cost of sales                                              2                    (24,830)                (18,820)
Gross profit                                                                      44,743                  27,306
Selling, marketing and distribution expenses                                     (4,769)                 (4,804)
Administration expenses
  Amortisation                                                                   (6,506)                 (3,824)
  Other administration expenses                                                 (13,686)                (12,201)
                                                                                (20,192)                (16,025)
Research and development expenses                                               (29,285)                (17,918)
Other operating income                                     3                      14,219                   6,342
Operating profit/(loss)                                    2                       4,716                 (5,099)
Associated undertaking
  Share of loss of associated undertaking                                              -                    (75)
  Amortisation of goodwill                                                             -                   (503)
                                                                                       -                   (578)
Total operating profit/(loss): Group and share of
associates                                                                         4,716                 (5,677)
Interest receivable                                        4                       1,081                   1,251
Interest payable                                           5                     (4,464)                 (4,951)
Profit/(loss) on ordinary activities before taxation                               1,333                 (9,377)
Taxation                                                                           (224)                    (75)
Retained profit/(loss)                                                             1,109                 (9,452)
Earnings per Ordinary Share                               6
  Basic                                                                             0.2p                  (1.8p)
  Diluted                                                                           0.2p                  (1.8p)


There  was  no  material   difference  between  the  profit/(loss)  on  ordinary
activities before taxation and the historical cost profit/(loss) before taxation in 2002 and 2001. All results represent continuing activities.

See Notes to the Preliminary Announcement.


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                                                                    Year to                Year to
                                                                                31 December            31 December
                                                                                       2002                   2001
                                                                                    GBP'000                GBP'000
Profit/(loss) attributable to shareholders                                            1,109                (9,452)
Net currency translation effect                                                         903                     28
Lapse of warrants                                                                     1,096                    271
Total recognised gains and losses for the year                                        3,108                (9,153)


The 'B' Warrants relating to the acquisition of Krypton lapsed on 31 December 2002. The fair value of the lapsed warrants of GBP1,096,000 has been transferred from non-distributable reserves to retained profits. In 2001 the class 'C' Warrants relating to the debenture issue lapsed. The fair value of the warrants at issue of GBP271,000 was transferred from non-distributable reserves to retained profits. The lapse of warrants represents a transfer of value from the warrant holders to existing shareholders. In accordance with FRS4; Capital instruments, this is shown as a recognised gain, although total shareholders' funds remain unchanged.


RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                                                                                Year to                 Year to
                                                                            31 December             31 December
                                                                                   2002                    2001
                                                                                GBP'000                 GBP'000
Shareholders' funds at the beginning of the year                                 95,145                  68,952
Total recognised gains and losses for the year                                    3,108                 (9,153)
Goodwill adjustments on deferred consideration                                    4,837                     148
Equity shares issued/allocated, net of expenses                                  43,816                  29,599
Exercise of share options, net of expenses                                          700                     459
Non-equity shares converted to equity shares                                   (11,310)                       -
(Decrease)/increase in shares and warrants to be issued                         (5,780)                   5,780
Revaluation of shares and warrants to be issued                                 (4,837)                   (148)
Issue of warrants                                                                   311                       -
Exercise of warrants                                                              (624)                    (56)
Lapse of warrants                                                               (1,096)                   (436)
Net movement in the year                                                         29,125                  26,193
Shareholders' funds at the end of the year                                      124,270                  95,145



CONSOLIDATED BALANCE SHEET
                                                                             31 December             31 December
                                                          Notes                     2002                    2001
                                                                                 GBP'000                 GBP'000
Fixed assets
Intangible assets                                           7                    100,015                  98,228
Tangible assets                                                                   45,504                  44,952
Investments                                                 8                     19,902                  14,211
                                                                                 165,421                 157,391
Current assets
Stock                                                                              1,256                   2,278
Debtors                                                                           35,207                  14,022
Investments                                                                        1,961                       -
Cash and short-term bank deposits                                                 28,061                  26,892
                                                                                  66,485                  43,192
Creditors - amounts falling due within one year
Deferred income                                                                 (15,069)                (11,690)
Other creditors                                                                 (19,402)                (23,498)
                                                                                (34,471)                (35,188)
Net current assets                                                                32,014                   8,004
Total assets less current liabilities                                            197,435                 165,395
Creditors - amounts due after more than one year
Convertible bonds due 2005                                                      (58,377)                (57,962)
Deferred income                                                                  (2,960)                       -
Other creditors                                                                 (11,627)                (12,220)
                                                                                (72,964)                (70,182)
Provisions for liabilities and charges                                             (201)                    (68)
Net assets                                                                       124,270                  95,145

Capital and reserves
Share capital                                                                     62,546                  58,402
Share premium                                                                    316,419                 287,357
Shares and warrants to be issued                                                       -                  10,617
Other reserves                                                                     9,311                  10,720
Profit and loss account                                                        (264,006)               (271,951)
Shareholders' funds
Attributable to equity interests                                                 112,960                  72,525
Attributable to non-equity interests                                              11,310                  22,620
                                                                                 124,270                  95,145

Approved by the Board of Directors on 2 April 2003 and signed on its behalf by:


I R Gowrie-Smith
Executive Chairman


D Nicholson
Finance Director


See Notes to the Preliminary Announcement




CONSOLIDATED CASH FLOW STATEMENT
                                                                                 Year to                 Year to
                                                                             31 December              31December
                                                      Notes                         2002                    2001
                                                                                 GBP'000                 GBP'000
Net cash inflow from operating activities               (b)                        1,552                   5,909
Returns on investments and servicing of finance
Interest received                                                                    943                   2,741
Interest paid                                                                    (3,913)                 (4,370)
Interest element of finance lease payments                                         (130)                   (170)
                                                                                 (3,100)                 (1,799)
Taxation                                                                           (224)                    (75)
Capital expenditure and financial investment
Purchase of intangible fixed assets                                              (3,035)                   (310)
Purchase of tangible fixed assets                                                (3,238)                 (7,673)
Purchase of fixed asset investments                                              (6,285)                 (8,273)
                                                                                (12,558)                (16,256)
Acquisitions
Purchase of drug delivery business of
Bioglan AB                                              9                        (3,595)                       -
Purchase of RTP Pharma Inc.                                                            -                 (4,118)
Net cash acquired with RTP Pharma Inc.                                                 -                   5,436
                                                                                 (3,595)                   1,318
Cash outflow before use of liquid resources
and financing                                                                   (17,925)                (10,903)
Management of liquid resources
Net (increase)/decrease in amounts held on
short-term bank deposit                                                          (3,872)                  14,668
Financing
Issue of Ordinary Share capital                                                   26,168                     468
Issue of warrants                                                                    311                       -
Debt due within one year:
  Repayment of loans                                                             (2,992)                 (4,502)
Debt due beyond one year:
  Repayment of loans                                                               (929)                    (85)
Capital element of finance lease payments                                          (937)                   (772)
                                                                                  21,621                 (4,891)
Decrease in cash                                                                   (176)                 (1,126)





NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)    Reconciliation of movements in net debt
                                                                                    Year to                Year to
                                                                                31 December            31 December
                                                                                       2002                   2001
                                                                                    GBP'000                GBP'000
Decrease in cash in the year                                                          (176)                (1,126)
Cash outflow from decrease in debt and
lease financing                                                                       4,858                  5,454
Cash outflow/(inflow) from increase/(decrease)
in liquid resources                                                                   3,872               (14,668)
Change in net debt resulting from cash flows                                          8,554               (10,340)
Amortisation of issue costs on convertible bonds                                      (415)                  (416)
Finance leases acquired with subsidiary                                               (361)                      -
New finance leases                                                                     (91)                   (95)
Chiron promissory note                                                                (621)                      -
Translation difference                                                              (1,505)                   (21)
Movement in net debt in the year                                                      5,561               (10,872)
Net debt at beginning of the year                                                  (47,162)               (36,290)
Net debt at end of the year                                                        (41,601)               (47,162)


Net debt is defined as cash and liquid resources less borrowings.


(b)    Reconciliation of operating profit/(loss) to net cash inflow from operating activities
                                                                                    Year to                Year to
                                                                                31 December            31 December
                                                                                       2002                   2001
                                                                                    GBP'000                GBP'000
Operating profit/(loss)                                                               4,716                (5,099)
Depreciation                                                                          6,101                  4,778
Amortisation                                                                          6,506                  3,824
Decrease/(increase) in stock and work in progress                                     1,022                  (642)
Increase in debtors                                                                (21,585)                (7,478)
Increase in deferred income                                                           6,339                 11,690
(Decrease)/increase in other creditors                                                (313)                  1,688
Increase/(decrease) in provisions                                                       133                (2,051)
Other                                                                               (1,367)                  (801)
Net cash inflow from operating activities                                             1,552                  5,909



c)      Analysis of net debt
                                                            Acquisitions
                                       At 1                   (excluding        Non-                             At 31
                                    January         Cash        cash and        cash         Exchange         December
                                       2002         flow     overdrafts)     changes        movements             2002
                                    GBP'000      GBP'000         GBP'000     GBP'000          GBP'000          GBP'000
Cash at bank and in hand              9,451      (1,828)               -           -            (229)            7,394
Bank overdraft                      (1,618)        1,652               -           -             (34)                -
Short-term bank deposits             17,441        3,872               -           -            (646)           20,667
                                     25,274        3,696               -           -            (909)           28,061

Debt due within one year            (4,792)        2,992               -           -             (42)          (1,842)
Debt due after one year             (7,961)          929               -       (621)            (470)          (8,123)
Convertible bonds                  (57,962)            -               -       (415)                -         (58,377)
Finance leases                      (1,721)          937           (361)        (91)             (84)          (1,320)
                                   (72,436)        4,858               -     (1,127)            (596)         (69,662)

Total                              (47,162)        8,554           (361)     (1,127)          (1,505)         (41,601)


Cash at bank and in hand and short-term bank deposits are aggregated on the balance sheet. Debt includes a bank loan, secured mortgage, the Chiron promissory note and convertible bonds.

Non-cash changes relate to the amortisation of the issue costs on the convertible bonds, the issue of the Chiron promissory note and the inception of new finance leases.




NOTES TO THE PRELIMINARY ANNOUNCEMENT

1       Accounting policies

Accounting convention and presentation

The results for the year ended 31 December 2002, extracted from audited financial statements, have been prepared in accordance with the accounting policies set out in the Report and Accounts for the year ended 31 December 2001. The Group has applied one new accounting standard during the period. The publication of FRS19; Deferred Tax has not required any amendment to the Group's existing accounting policies. The financial information in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial information for the year ended 31 December 2001 has been extracted from the Statutory Accounts for that period which have been delivered to the Registrar of Companies. The Auditors' Report on these Accounts was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

Revenue recognition

Turnover comprises contract development and licensing, royalty income and manufacturing and distribution. Contract development and licensing income represents amounts invoiced to customers for services rendered under development and licensing agreements including milestone payments and technology access fees. Contract revenue is recognised when earned and non-refundable and when there are no future obligations pursuant to the revenue, in accordance with the contract terms. Refundable contract revenue is treated as deferred until such time as it is no longer refundable. Royalty income represents income earned as a percentage of product sales. Advance royalties received are treated as deferred income until earned, when they are recognised as income. Manufacturing and distribution revenues principally comprise contract manufacturing fees invoiced to third parties and income from product sales.

Research and development costs

Research costs are charged as an expense in the period in which they are incurred. Development costs are also recognised as an expense in the period in which they are incurred, unless all of the criteria are met for asset recognition. The major asset recognition criteria include: the ability to define clearly the product or process, demonstration of its technical feasibility and that a commercial market for it exists. Development costs recognised as an asset do not exceed the probable net amount to be recovered in marketing the product or process and they are amortised over the estimated economic life.

Foreign currency transactions

Foreign currency transactions by Group companies are recorded in local currency at the exchange rate ruling on the date of transaction. Assets and liabilities expressed in foreign currencies are translated into sterling at the exchange rates ruling at the balance sheet date. Exchange differences which relate to the retranslation of net assets of overseas companies are taken directly to reserves. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise. The Group uses the average exchange rates prevailing during the year to translate the results of overseas subsidiaries into sterling and year-end rates to translate the net assets of those undertakings.

2       Segmental analysis

The Group's operations relate wholly to one class of business,  pharmaceuticals.
Further  analysis  of  turnover,   operating   profit/loss  and  net  assets  by
geographical area is set out below, together with an analysis of cost of sales.

                                                                                    Year to                Year to
                                                                                31 December            31 December
                                                                                       2002                   2001
                                                                                    GBP'000                GBP'000
(a)    Turnover
       By class of business:
       Pharmaceuticals
       Contract development and licensing
         Milestone payments                                                          47,736                 28,379
         Research and development costs recharged                                     7,705                  9,857
                                                                                     55,441                 38,236
       Royalties receivable                                                           6,751                  1,468
       Manufacturing and distribution                                                 7,381                  6,422
                                                                                     69,573                 46,126

       By location of customer:
       North America                                                                 34,047                  5,482
       UK                                                                            21,000                 21,411
       Europe                                                                        10,333                 16,511
       Rest of the world                                                              4,193                  2,722
                                                                                     69,573                 46,126

       By location of operation:
       Europe                                                                        34,449                 30,268
       North America                                                                 35,124                 15,858
                                                                                     69,573                 46,126



                                                                                    Year to                Year to
                                                                                31 December            31 December
                                                                                       2002                   2001
                                                                                    GBP'000                GBP'000
(b)    Cost of sales
       By class of business:
       Pharmaceuticals
       Contract development and licensing                                          (12,649)                (7,917)
       Royalties payable                                                            (1,374)                  (572)
       Manufacturing and distribution                                              (10,807)               (10,331)
                                                                                   (24,830)               (18,820)




                                                                                    Year to                Year to
                                                                                31 December            31 December
                                                                                       2002                   2001
                                                                                    GBP'000                GBP'000
(c)    Operating profit/(loss)
       By class of business:
       Pharmaceuticals                                                                4,716                (5,099)
       By location of operation:
       UK                                                                           (7,695)                (6,840)
       Europe                                                                         7,652                  6,985
       North America                                                                  4,759                (5,244)
                                                                                      4,716                (5,099)


3       Other operating income

Paul Capital Royalty Acquisition Fund have provided a total of $30 million between 2000 and 2002, to fund the clinical development and regulatory submission of DepoMorphine, in return for the sale of a portion of future royalty and revenue streams from DepoMorphine, Xatral OD, Solaraze and DepoCyt. Income of GBP9.7 million (2001: GBP6.3 million) was recognised as other operating income under this agreement on a cost to complete basis. No royalty payments have been made to Paul Capital under this agreement during the year.

In March 2002 the Group announced another transaction under which Paul Capital will pay SkyePharma a further $30 million during 2002 and 2003, principally to fund the clinical development of Propofol IDD-D and HFA-formoterol. In return, SkyePharma has agreed to sell a portion of the potential future royalty and revenue streams from these, and seven other products from the drug pipeline to Paul Capital. Income of GBP4.5 million (2001: GBPnil) was recognised as other operating income under this agreement on a cost to complete basis. Royalty payments of GBP0.7 million ($1 million) have been made to Paul Capital under this agreement during the year, and are included within royalties payable.


4       Interest receivable
                                                                                    Year to                Year to
                                                                                31 December            31 December
                                                                                       2002                   2001
                                                                                    GBP'000                GBP'000
Interest                                                                              1,081                  1,215
Share of interest receivable of associate                                                 -                     36
                                                                                      1,081                  1,251


5       Interest payable
                                                                                 Year to                 Year to
                                                                             31 December             31 December
                                                                                    2002                    2001
                                                                                 GBP'000                 GBP'000
Interest payable on bank loans, overdrafts and other loans:
  Repayable within five years, not by instalments                                     88                      91
  Repayable within five years, by instalments                                        112                     470
  Repayable wholly or partly in more than five years                                 373                     360
Finance leases                                                                       130                     170
Interest on convertible bonds                                                      3,761                   3,860
                                                                                   4,464                   4,951


6       Earnings per Ordinary Share
                                                                                    Year to                Year to
                                                                                31 December            31 December
                                                                                       2002                   2001
Basic and diluted attributable profit/(loss) (GBP'000)                                1,109                (9,452)

Basic weighted average number of shares
in issue ('000)                                                                     577,018                526,250
Dilutive potential Ordinary Shares ('000)                                            20,077                      -
Diluted weighted average number of shares
in issue ('000)                                                                     597,095                526,250


For diluted earnings per Ordinary Share, the weighted average number of Ordinary Shares in issue is adjusted to assume conversion of all dilutive potential
Ordinary Shares. In 2001 there was no difference between basic and diluted earnings per Ordinary Share since all potential Ordinary Shares were anti-dilutive. Shares held by the SkyePharma PLC General Employee Benefit Trust are excluded from the weighted average number of shares.


7        Intangible fixed assets
                                                                   Intellectual        Development
                                                     Goodwill          property              costs              Total
Group                                                 GBP'000           GBP'000            GBP'000            GBP'000
Cost
At 1 January 2002                                      75,762            30,496              1,716            107,974
Exchange adjustments                                        -               663                 62                725
Additions                                                 285             3,401                  -              3,686
Acquisitions                                            3,970                 -                  -              3,970
At 31 December 2002                                    80,017            34,560              1,778            116,355
Amortisation
At 1 January 2002                                       6,154             2,974                618              9,746
Exchange adjustments                                        -                82                  6                 88
Charge for the year                                     3,799             2,483                224              6,506
At 31 December 2002                                     9,953             5,539                848             16,340
Net book value at 31 December 2001                     69,608            27,522              1,098             98,228
Net book value at 31 December 2002                     70,064            29,021                930            100,015



In May 2002, SkyePharma acquired the entire drug delivery business of Bioglan AB for GBP3.6 million in cash and the assumption of GBP0.4 million of net liabilities. The acquired rights included Bioglan's Biosphere injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical technologies that had remained with Bioglan after the January 2001 development and commercialisation licensing agreement with Bioglan. See note 9; Acquisitions.


8       Fixed Asset Investments
                                                                   Unlisted
                                                                investments           Own shares             Total
                                                                    GBP'000              GBP'000           GBP'000
Cost
At 1 January 2002                                                    13,659                  552            14,211
  Additions                                                           5,215                1,070             6,285
  Charge for the year                                                     -                (594)             (594)
At 31 December 2002                                                  18,874                1,028            19,902


Astralis Limited

Astralis Ltd is an emerging biotechnology company based in the US, and engaged primarily in the research and development of novel treatments for immune system disorders and skin diseases. The company is currently developing two products. Its primary product, Psoraxine, is an innovative vaccine under development for the treatment of psoriasis. The company's second product is for the treatment of leishmaniasis.

During the year SkyePharma acquired a further 750,000 series A convertible preferred shares of Astralis Limited for GBP5.2 million ($7.5 million). As at 31 December 2002 the total SkyePharma holding was 200,000 common shares, 20,000 warrants and 1,750,000 series A convertible preferred shares, representing approximately 23.0% of the ordinary share capital assuming conversion. The shares, warrants and convertible preferred shares are held at cost of GBP12.7 million. As at 31 December 2002, Astralis had net assets of GBP4.9 million and a retained loss for the year of GBP12.2 million.

Transition Therapeutics Inc.

Transition Therapeutics Inc. is a biopharmaceutical company based in Canada and engaged primarily in the business of developing products for the treatment of multiple sclerosis, diabetes and restenosis.

As at 31 December 2002, the total SkyePharma holding of Transition Therapeutics was 4,930,814 shares, representing approximately 8.2% of the ordinary share capital. The shares are recorded at cost of GBP2.2 million.

Cade Struktur Corp.

As at 31 December 2002, the total SkyePharma holding of Cade Struktur Corp., a Canadian company, was 869,086 shares, representing approximately 16.8% of the ordinary share capital. SkyePharma has not attributed a value to these shares and they have been recorded at zero cost. The shares were originally acquired consequent upon the acquisition of the assets of Hyal Pharmaceutical Corp.

Other investments

The Group has other investments of GBP4.0 million in a collaborative partner based in the US, representing approximately 14.2% of the ordinary share capital assuming conversion, recorded at Directors' valuation based on a number of considerations including comparable transactions and discounted future cash flows.

Own shares

During 2001 the Company established an employee share ownership trust, the SkyePharma PLC General Employee Benefit Trust. The purpose of the trust is to hold shares in the Company, which may subsequently be awarded to Directors and employees under the Deferred Share Bonus Plan and Share Purchase Plans. During the year, the trust purchased 2 million shares and 893,415 shares were allocated at an average price of 66 pence per share. As at 31 December 2002 the trust held 1,805,681 shares at a carrying value of GBP1.0 million with a market value of GBP0.7 million. This shortfall is not considered to represent a permanent diminution in value.

9       Acquisitions

Drug delivery business of Bioglan AB

On 13 May 2002 SkyePharma acquired the entire drug delivery business of Bioglan AB, of Sweden, for GBP3.6 million in cash including acquisition costs and the assumption of GBP0.4 million of net liabilities.

The acquired rights include Bioglan's Biosphere injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical drug delivery technologies that remained with Bioglan after the January 2001 development and commercialisation licensing agreement.

The acquisition method has been adopted and goodwill of GBP4.0 million arose on the acquisition. By consideration of the likely commercial life of the technology acquired, the Directors have determined that a suitable period over which to amortise the goodwill is 20 years.

                                                                                                    Book values and
                                                                                            provisional fair values
                                                                                                            GBP'000
Fixed assets
Tangible assets                                                                                                 676

Current assets
Debtors                                                                                                          44

Creditors - amounts falling due within one year                                                             (1,095)
Net current liabilities                                                                                     (1,051)
Net liabilities                                                                                               (375)

Satisfied by:
Cash                                                                                                          3,500
Expenses relating to the transaction                                                                             95
Consideration                                                                                                 3,595

Goodwill                                                                                                      3,970


Results of the drug delivery business of Bioglan AB

The drug delivery business of Bioglan AB prior to the acquisition formed part of Bioglan AB and did not report as a separate unit. During the period 13 May 2002 to 31 December 2002 the drug delivery business of Bioglan AB contributed GBP0.5 million to turnover, a loss of GBP1.5 million to operating profit and a cash outflow of GBP1.3 million to net cash inflow from operating activities






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      SkyePharma PLC

                                                  By:/s/ Douglas Parkhill

                                                  Name:  Douglas Parkhill
                                                  Title: Company Secretary
Date: April 9, 2003